FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Caldabaugh, K.C.	2. Issuer Name and Ticker or Trading Symbol Schweitzer-Mauduit International, Inc. ("SWM")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Schweitzer-Mauduit International, Inc. 100 North Point Center East, Suite 600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/2/03
(Street) Alpharetta, GA 30022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
SWM common stock			A					4,210	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(1)	0	12/31/02		A		19.487661		(2)	N/A	Common stock	19.487661	224.515	3204.430043	D
Phantom Stock Units(3)	0	1/2/03		A		224.352437		(2)	N/A	Common stock	224.352437	224.515	3428.782480	D

Explanation of Responses:

(1) Dividends credited pursuant to the Director's election in accordance with the Schweitzer-Mauduit International, Inc. Deferred Compensation Plan for Non-Employee Directors ("Plan"). The Plan was filed as Exhibit 10.8.2 to the first quarter 2000 10-Q.
(2) Stock Units can be converted to cash or SWM common stock upon the earlier of retirement from the Board or termination as a Director in accordance with the Plan. Conversion into shares or cash is based on the fair market value of SWM common stock on the date of conversion.
(3) Director's quarterly retainer deferred pursuant to the Director's election in accordance with the Plan.

By: /s/ Honor Winks as Attorny-in-fact for K.C. Caldabaugh **Signature of Reporting Person	1/2/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

The undersigned does hereby make, constitute and appoint John W. Rumley, Jr.and Honor Winks as the undersigned's true and lawful agents and attorneys-in-fact (each hereinafter referred to as an "Attorney") to act either together or alone in the name and on behalf of the undersigned for and with respect to the matters hereinafter described.

 Each Attorney shall have the power and authority to prepare, execute and deliver

 Statements of Changes of Beneficial Ownership of Securities on Form 4 or Form 5

 (or such other forms as may be designated from time to time by the Securities and

 Exchange Commission (the "Commission") for such purpose) or any amendments thereto required to be filed with the Commission under the Securities Exchange Act of 1934 on behalf of the undersigned as a result of the undersigned's transactions in, or changes in beneficial ownership of equity securities (including derivative securities)

 of Schweitzer-Mauduit International, Inc.

Each Attorney is hereby authorized to execute and deliver all documents, acknowledgements,

consents and other agreements and to take such further action as may be necessary or convenient in order to more effectively carry out the intent and purposes of the foregoing.

The Power of Attorney conferred hereby is not delegable by any Attorney.  Each Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

The undersigned hereby ratifies, confirms and adopts as the undersigned's own act and deed all action lawfully taken by the Attorneys, or any of them, pursuant to the power and authority herein granted.

Unless sooner revoked by the undersigned, the Power of Attorney shall be governed by the laws of the

State of Georgia, and the power and authority granted herein shall terminate on December 31, 2004.

IN WITNESS WHEREOF, the undersigned has set his or hand this 15th day of August, 2002

Signature:  /s/

Print Name:  K.C. Caldabaugh